SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington


12060721

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*AB 4/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/11
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CUTLER GROUP, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Montgomery Street, Suite 700
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nader Sharabati	**(415) 293-3960**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cutler Group, L.P.** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

27th day of February, 2012

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

AVAILABLE FOR PUBLIC INSPECTION


R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cutler Group, L.P.

We have audited the accompanying statement of financial condition of Cutler Group, L.P. (the "Partnership") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cutler Group, L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 22, 2012

CUTLER GROUP, L.P.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	3,537,830
Receivable from broker-dealer		48,943,408
Securities owned, at fair value		451,937,773
Securities not readily marketable, at fair value		91,522
Furniture and equipment, at cost (net of accumulated depreciation of $1,955,096)		573,265
Other assets		28,695
	$	505,112,493

Liabilities and Partners' Capital

Liabilities		
Payable to broker-dealer	$	36,419
Securities sold, not yet purchased, at fair value		450,578,263
Accounts payable and accrued expenses		2,897,335
		453,512,017
Partners' capital		
General partner		1,314,484
Limited partners		50,285,992
		51,600,476
	$	505,112,493

See accompanying notes.

1. Organization

Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Inc. and the Chicago Board Options Exchange (the "CBOE"). The Partnership is a market maker on the NASDAQ OMX and the CBOE and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open equity in futures is included in receivable from broker-dealer and measured at the closing exchange price.

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Depreciation
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes. For the year ended December 31, 2011,

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

3. Partnership Agreement

Profit and Loss Allocations
All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 6), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Partnership's Agreement of Limited Partnership, shall first be allocated to limited partners in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Partnership's Agreement of Limited Partnership, for such limited partners.

b. Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Limited Partners, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses. Class B Limited Partners are allocated 1% of all remaining General Net Profits, after the allocation for unrecouped General Net Losses, and General Net Losses in proportion to their respective Class B interest.

c. After the 1% allocation to Class B Limited Partners, the General Partner will be allocated 39.5% of remaining General Net Profits and General Net Losses. The General Net Profits and General Net Losses remaining each calendar quarter after the 39.5% allocation to the General Partner are then allocated to the Class A Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, and the General Partner in proportion to their respective ownership percentages as of the first day of such calendar quarter. The General Partner's allocation is credited to the General Partner's capital account as of the end of each calendar quarter. However, it is not withdrawable by the General Partner until the end of each calendar year. The General Partner's allocation is subject to recoupment by the limited partners in a subsequent calendar quarter within the same calendar year where there is a loss in such subsequent calendar quarter.

4. Distributions and Withdrawals

The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum one year period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

5. Credit Concentration

At December 31, 2011, a significant credit concentration consisted of approximately $49.8 million, representing the market value of the Partnership's trading accounts carried by its clearing broker, Merrill Lynch Professional Clearing Corp. Management does not consider any credit risk associated with this net receivable to be significant.

At December 31, 2011 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $3.2 million which represents approximately 6% of the Partnership's capital. The Partnership has not experienced any losses in such accounts. Management believes the Partnership is not exposed to any significant credit risk on cash.

6. Agreements and Related-Party Transactions

The Partnership has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $20,000 in the preferred shares of ML-PRO. The Partnership's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

The Partnership has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective limited partner capital accounts of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total partnership income before determining the net profit or loss to be allocated to the partners on a pro rata basis. At December 31, 2011, the Self-Backed Traders' capital totaled approximately $27,101,000 of the total partnership capital of $51,600,476.

7. Derivative Financial Instruments and Off-Balance Sheet Risk

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

7. Derivative Financial Instruments and Off-Balance Sheet Risk, continued

In the normal course of business the Partnership enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Partnership's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Employee Benefit Plan

The Partnership has established a 401(k) plan for qualified employees. The Partnership can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2011 totaled approximately $168,000. The Partnership elected to make no contributions to the plan for the year ended December 31, 2011.

9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of “aggregate indebtedness”, as defined.

At December 31, 2011, the Partnership had net capital and net capital requirements of $31,255,080 and $1,000,000, respectively.

10. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures, requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

10. Fair Value Disclosure, continued

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 3	Total
Assets			
Securities owned			
Equities	$ 298,733,245	$ -	$ 298,733,245
Options	133,731,402	-	133,731,402
State municipal obligations	939,997	-	939,997
Corporate obligations	18,533,129	-	18,533,129
Total securities owned	$ 451,937,773	$ -	$ 451,937,773
Securities not readily marketable			
Contingent value rights	$ -	$ 91,522	$ 91,522
Total securities, not readily marketable	$ -	$ 91,522	$ 91,522
Liabilities			
Securities sold, not yet purchased			
Equities	$ 223,641,299	$ -	$ 223,641,299
Options	226,936,964	-	226,936,964
Total securities sold, not yet purchased	$ 450,578,263	$ -	$ 450,578,263

As of December 31, 2011, the Partnership's Level 3 assets (contingent value rights) totaled $91,522. The following table presents changes in Level 3 assets for the year ended December 31, 2011:

Balance, January 1, 2011	$ 1,088,982
Gain on restricted corporate equities	75,266
Expiration of restriction on restricted equities	(1,164,248)
Gain on contingent value rights	91,522
Balance, December 31, 2011	$ 91,522

At December 31, 2011, the Partnership held no Level 2 investments.

11. Commitments

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2011:

Year Ending December 31,		Amount
2012	$	190,000
2013		198,000
2014		205,000
2015		212,000
Thereafter		483,000
	$	1,288,000

12. Subsequent Events

The Partnership's management has evaluated events and transactions through February 22, 2012 the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements.



SUPPLEMENTAL SCHEDULES

CUTLER GROUP, L.P.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital		
Total partners' capital		$ 51,600,476
Deduct partners' capital not allowable for net capital		(15,904,006)
Total partners' capital qualified for net capital		35,696,470
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable, at fair value	$ 91,522	
Furniture and equipment, net	573,265	
Other assets	28,695	(693,482)
Net capital before haircuts on securities positions		35,002,988
Haircuts on securities:		
Trading and investment securities:		
Debt securities	1,152,258	
Other securities	2,343,245	
Undue concentration	$ 252,405	(3,747,908)
Net capital		$ 31,255,080
Computation of basic capital requirement		
Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness)		1,000,000
Net capital in excess of net capital requirement		$ 30,255,080
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 2,897,335
Ratio of aggregate indebtedness to net capital		% 9.27

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

CUTLER GROUP, L.P.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

CUTLER GROUP, L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
Cutler Group, L.P.

In planning and performing our audit of the statement of financial condition of Cutler Group, L.P. (the "Partnership"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included test of such stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the partnership's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NYSE Arca, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 22, 2012